UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SCHIFF NUTRITION INTERNATIONAL, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

806693107

(CUSIP Number)

December 31, 1997

(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806693017	Schedule 13G	Page 1 of 9 Pages

(1)	NAMES OF REPORTING PERSONS Ben Weider
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 15,687,432 (1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 15,687,432 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,687,432
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 63.5% of Class A Common Stock giving effect to the conversion of the Class B Common Stock into Class A Common Stock; 100% of Class B Common Stock; *
(12)	TYPE OF REPORTING PERSON IN
(1)	See Item 4.

*
Based on 9,011,806 shares of Class A common stock and 15,687,432 shares of Class B common stock issued and outstanding on January 9, 1998, which is the number of shares of Common Stock represented by the Issuer to be outstanding as of January 9, 1998 on its Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1997. Each share of Class B Common Stock automatically converts upon transfer and converts upon election of the holder on a one-for-one basis into shares of Class A Common Stock.

CUSIP No. 806693017	Schedule 13G	Page 2 of 9 Pages

(1)	NAMES OF REPORTING PERSONS Eric Weider
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 15,687,432 (1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 15,687,432 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,687,432
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 63.5% of Class A Common Stock giving effect to the conversion of the Class B Common Stock into Class A Common Stock; 100% of Class B Common Stock; *
(12)	TYPE OF REPORTING PERSON IN
(1)	See Item 4.

*
Based on 9,011,806 shares of Class A common stock and 15,687,432 shares of Class B common stock issued and outstanding on January 9, 1998, which is the number of shares of Common Stock represented by the Issuer to be outstanding as of January 9, 1998 on its Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1997. Each share of Class B Common Stock automatically converts upon transfer and converts upon election of the holder on a one-for-one basis into shares of Class A Common Stock.

CUSIP No. 806693017	Schedule 13G	Page 3 of 9 Pages

(1)	NAMES OF REPORTING PERSONS WEIDER HEALTH AND FITNESS
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 15,687,432 (1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 15,687,432 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,687,432
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 63.5% of Class A Common Stock giving effect to the conversion of the Class B Common Stock into Class A Common Stock; 100% of Class B Common Stock; *
(12)	TYPE OF REPORTING PERSON CO
(1)	See Item 4.

*
Based on 9,011,806 shares of Class A common stock and 15,687,432 shares of Class B common stock issued and outstanding on January 9, 1998, which is the number of shares of Common Stock represented by the Issuer to be outstanding as of January 9, 1998 on its Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1997 Each share of Class B Common Stock automatically converts upon transfer and converts upon election of the holder on a one-for-one basis into shares of Class A Common Stock.

CUSIP No. 806693017	Schedule 13G	Page 4 of 9 Pages

(1)	NAMES OF REPORTING PERSONS MLE Holdings Company
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0 (1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,687,432
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 63.5% of Class A Common Stock giving effect to the conversion of the Class B Common Stock into Class A Common Stock; 100% of Class B Common Stock; *
(12)	TYPE OF REPORTING PERSON CO
(1)	See Item 4.

*
Based on 9,011,806 shares of Class A common stock and 15,687,432 shares of Class B common stock issued and outstanding on January 9, 1998, which is the number of shares of Common Stock represented by the Issuer to be outstanding as of January 9, 1998 on its Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1997 Each share of Class B Common Stock automatically converts upon transfer and converts upon election of the holder on a one-for-one basis into shares of Class A Common Stock.

This Amendment to Schedule 13G is being filed to reflect that Ben Weider and Eric Weider, Ben Weider’s son, share dispositive and voting power over the 15,687,432 shares of Class B common stock of Schiff Nutrition International, Inc. held by Weider Health and Fitness by virtue of their control relationship with Weider Health and Fitness (and its controlling entities) and the shares of Schiff Nutrition International, Inc.

Item 1(a).	Name of Issuer:

Schiff Nutrition International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
2002 South 5070 West
Salt Lake City, Utah, 84104-4726

Item 2(a).	Name of Person(s) Filing:
Ben Weider
Eric Weider
Weider Health and Fitness
MLE Holdings Company

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

Ben Weider:	165 Finchley Road
Hampstead, Quebec, Canada, H3X 3A6

Eric Weider:	21100 Erwin Street
Woodland Hills, CA 91367

Weider Health and Fitness:	21100 Erwin Street
Woodland Hills, CA 91367

MLE Holdings Company:	2875 Bates Road
Montreal, Quebec, Canada, H3S 1B7

Item 2(c).	Citizenship:

Ben Weider:	Canadian citizen

Eric Weider:	United States citizen

Weider Health and Fitness:	Nevada

MLE Holdings Company:	Nova Scotia

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:
806693017

Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

Weider Health and Fitness, the record holder of the Issuer’s Class B common stock, is a direct, wholly owned subsidiary of MLE Holdings Company (“MLE”). Ben Weider and Eric Weider, Ben Weider’s son, are deemed to indirectly beneficially own all of the shares of the Issuer’s Class B common stock held of record by Weider Health and Fitness (the “Shares”), by virtue of the fact that they share voting and investment power over all of the Shares.  Ben Weider directly and indirectly controls MLE (and its affiliates).  Ben Weider disclaims beneficial ownership of all of the Shares.  Eric Weider disclaims beneficial ownership of the Shares, except to the extent of his pecuniary interest in the Shares, which pecuniary interest is derived from his direct and indirect ownership interest in MLE. The Class B common stock converts on a one for one basis into shares of the Issuer’s Class A common stock.

The shares subject to this Schedule are as follows:

Ben Weider:

(a) Amount beneficially owned: 15,687,432 (all shares of Class B common stock)

(b) Percent of class: 63.5% of Class A Common Stock giving effect to the conversion of the Class B Common Stock into Class A Common Stock; 100% of Class B Common Stock

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 15,687,432

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 15,687,432

Eric Weider:

(a) Amount beneficially owned: 15,687,432 (all shares of Class B common stock)

(b) Percent of class: 63.5% of Class A Common Stock giving effect to the conversion of the Class B Common Stock into Class A Common Stock; 100% of Class B Common Stock

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 15,687,432

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 15,687,432

Weider Health and Fitness:

(a) Amount beneficially owned: 15,687,432 (record owner of all of the shares of Class B common stock)

(b) Percent of class: 63.5% of Class A Common Stock giving effect to the conversion of the Class B Common Stock into Class A Common Stock; 100% of Class B Common Stock

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 15,687,432

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 15,687,432

MLE Holdings Company:

(a) Amount beneficially owned: 15,687,432 (all shares of Class B common stock)

(b) Percent of class: 63.5% of Class A Common Stock giving effect to the conversion of the Class B Common Stock into Class A Common Stock; 100% of Class B Common Stock

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2010

/s/ ERIC WEIDER
ERIC WEIDER

WEIDER HEALTH AND FITNESS

By:	/s/ Eric Weider
Name:	Eric Weider
Title:	President and Chief Executive Officer

MLE HOLDINGS COMPANY

By:	/s/ Eric Weider
Name:	Eric Weider
Title:	President

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of this 10th day of September, 2010.

/s/ ERIC WEIDER
ERIC WEIDER

WEIDER HEALTH AND FITNESS

By:	/s/ Eric Weider
Name:	Eric Weider
Title:	President and Chief Executive Officer

MLE HOLDINGS COMPANY

By:	/s/ Eric Weider
Name:	Eric Weider
Title:	President